Exhibit No. 99.4

                      LETTER TRANSMITTING SUPPLEMENT NO. 1


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                         [North Bay Bancorp Letterhead]



Dear Potential Subscribers:

         You have previously been provided with the Company's Prospectus dated February 9, 2000 in connection with the Company's public offering of common stock. As you may have previously heard, the terms of the offering have been amended to decrease the offering price to $22.00 per share and increase the amount of shares offered to 227,273 so that the aggregate consideration of the offering remains at $5,000,000.

         Enclosed please find Supplement No. 1 to the Prospectus and a Revised Subscription Agreement. If you wish to subscribe, you should review the Supplement and execute the Revised Subscription Agreement rather than the Subscription Agreement previously provided to you.

         If you have any questions, please do not hesitate to call Terry Robinson at (707) 258-3969 or Glen Terry at (707) 423- 2055.

                                           Terry L. Robinson
                                           President and Chief Executive Officer
                                           North Bay Bancorp

                                           Glen C.  Terry
                                           Proposed President
                                           Solano Bank (Proposed)